AB 3/7

08028572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE | FL | 34285
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD F. CURCIO | 941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A. BERKEY, CPA
(Name – *if individual, state last, first, middle name*)

5420 EAGLES POINT CIRCLE #106 SARASOTA, FL 34231
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CLAIRE A. GUILMETTE
Notary Public - State of Florida
My Commission Expires May 23, 2009
Commission # DD 425847

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERE A. BERKEY, C.P.A.

Certified Public Accountant
5420 Eagles Point Circle, #106
Sarasota, Florida 34231

TEL (941)-924-6563 FAX (941)-927-6893 E-mail jabs_39@hotmail.com

February 22, 2008
To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Jere A. Berkey, C. P. A.

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

JERE A. BERKEY, C.P.A.

Certified Public Accountant
5420 Eagles Point Circle, #106
Sarasota, Florida 34231

TEL (941)-924-6563 FAX (941)-927-6893 E-mail jabs_39@hotmail.com

To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2007, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

An integral part of the audit was to determine if there were any material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities and practices and procedures specified in Reg. 240. 17a-5. I found no material inadequacies to exist. There is no need to take any corrective action to remedy any inadequacies.

As more fully described in Note C (carrying value of subsidiary), and Note I (accrual of audit fees) to the financial statements, the Company is not in conformity with generally accepted accounting principles.

In my opinion, except for the effects of the preceding notes, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed financial information of the subsidiary was subject to the same auditing procedures applied in the audit of the subsidiary financial statements. I did not become aware of any material modifications that should be made to such data.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 22, 2008

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2007

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 54,500	
Accounts receivable	72,570	
Prepaid expenses	1,485	
TOTAL CURRENT ASSETS		$ 128,555
INVESTMENTS		
Investment in subsidiary	588,736	
TOTAL INVESTMENTS		588,736
PROPERTY AND EQUIPMENT		
Office furniture and fixtures	27,404	
Office equipment	2,932	
Less: Accumulated depreciation	(26,131)	
NET PROPERTY AND EQUIPMENT		4,205
TOTAL ASSETS		$ 721,496

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2007

LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$ 7,431	
Accrued expenses	17,328	
TOTAL CURRENT LIABILITIES		$ 24,759
NON-CURRENT LIABILITIES		
Subordinated loan payable	303,761	
Subordinated accrued interest	18,990	
TOTAL NON-CURENT LIABILITIES		322,751
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value. 10,000,000 shares authorized, 9,589,184 issued and outstanding	958,920	
Additional paid-in capital	493,500	
Treasury stock	(140,000)	
Retained earnings (deficit)	(938,434)	
TOTAL STOCKHOLDERS' EQUITY		373,986
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 721,496

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
For the year ended December 31, 2007

REVENUES		
Commissions	$ 400,085	
Intercompany transfers	236,539	
TOTAL REVENUES		$ 636,624
EXPENSES		
Selling expenses	67,079	
General and administrative expenses	691,214	
TOTAL EXPENSES		758,293
(LOSS) FROM OPERATIONS		(121,669)
NON-OPERATING (INCOME) AND EXPENSE		
Interest income	(1,243)	
Refunds - fund registration fees	(39,240)	
Net gain - property sale	(69,379)	
Interest expense	19,846	
NET NON-OPERATING (INCOME)		(90,016)
(LOSS) BEFORE TAXES		(31,653)
INCOME TAXES		-
NET (LOSS)		(31,653)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR		(906,781)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR		$ (938,434)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ (31,653)	
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Gain on sale of property and security	(69,379)	
Depreciation expense	2,763	
Increase in intercompany account receivable	(72,570)	
Increase in prepaid assets	(132)	
Increase in accounts payable	4,958	
Increase in accrued expenses	5,418	
Increase in accrued interest	15,192	
NET CASH (USED) BY OPERATING ACTIVITIES		$ (145,403)
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Purchase of office equipment	(1,370)	
NET CASH (USED) BY INVESTING ACTIVITIES		(1,370)
CASH FLOWS FROM FINANCING ACTIVITIES		
From sale of building	371,183	
Principal payments on bank loans	(378,552)	
NET CASH (USED) BY FINANCING ACTIVITIES		(7,369)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(154,142)
CASH AT BEGINNING OF YEAR		208,641
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 54,499
SUPPLEMENTAL DISCLOSURES		
Interest paid		$ 4,654
Income taxes paid		$ -

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Integrity Investments, Inc., was incorporated on September 8, 1992, and acts as a broker-dealer and distributor for the Valiant funds. Beginning in July 2007, a commission-sales agreement was entered into with the Dreyfus Cash Management Family of Funds to promote their products to Integrity's clients. The former investors in the previous Valiant Funds were rolled into the Dreyfus family of funds.

Property and Equipment
Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 150% DB for federal income tax purposes.

Income Taxes
Beginning in 1992, the Company's operations were consolidated with their wholly owned subsidiary, Integrity Management and Research, Inc., for income tax purposes. The Companies have not accrued any deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent company to Integrity Management and Research, Inc., a wholly owned subsidiary. While Integrity Management Inc. was in a development state from inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The investment in the subsidiary is carried on the books at cost with no adjustment for cumulative losses to date. The company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. Beginning in July 2007, the company uses the Dreyfus Family of Funds for all of their customers.

NOTE C – INCOME TAXES

In the years ended December 31, 1992, through 2007, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset federal taxable income for subsequent years. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.

In the current year, no tax provision (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE D - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2007.

NOTE E - LONG-TERM SUBORDINATED LOAN PAYABLE

The Company received $125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994. The original terms of the loan specified that the principal sum of $125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due dates on the subordinated loan principal and interest. Permission was granted.

On September 27, 2006, the loan principal and accrued interest were combined for a new subordinated loan of $303,761 with interest thereon payable at the rate of 5% per annum effective with the date of this agreement. NASD approval was granted on September 28, 2006 for the latest extension until September 30, 2009.

The lender irrevocably agrees that the obligation of the Broker-Dealer with respect to the repayment of principal and interest under this agreement shall be subject to payment of all claims of present or future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures.

Further, Appendix D of Section Rule 15C3-1, requires the prior written approval of NASD before any repayment of a subordination agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances would constitute unauthorized repayment.

Further provisions covering these agreements are contained within 17CFR240-15C3-1 to C3-3a.

NOTE F – OFFICE BUILDING SALE AND BUILDING LEASE AGREEMENT

The company sold their condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March 2012.

Terms of the lease call for a "Base Rent" for each lease year in the sum of $34,905.96, payable in consecutive monthly installments of $ 2,908.83, each, together with applicable sales tax. The company is also responsible for the payment of all condominium fees and assessments, insurance, taxes, maintenance and utility bills for said premises.

NOTE G ACCRUAL OF AUDIT FEES

The company is required by the SEC and the NASD to accrue, as an expense and liability, audit fees in the years 2007 and 2006 for services that have not been performed until the following year. Generally accepted accounting principles attempt to match the effects of transactions to the periods in which they occur. The audits were not started until after the Company's year ended and, therefore, the fees should be part of the expense for the following year and not added to the expenses for the current year. For the years ended 2007 and 2006, $7500 was accrued as audit fees for services not yet performed. Although this is a deviation from generally accepted accounting principles, in my opinion the financial statements are not materially affected by this expense.

SUPPLEMENTARY

INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULES OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2007

SELLING EXPENSES		
Commissions - subcontractors	$ 933	
Entertainment	13,982	
Travel and lodging	52,164	
TOTAL SELLING EXPENSES		$ 67,079
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and auditing	$ 16,235	
Bank service charges	1,257	
Depreciation	2,763	
Donations	2,100	
Dues and subscriptions	1,003	
Education, seminars and conventions	6,546	
Fund custodial fees	6,887	
Insurance	108,077	
Leases - equipment	2,246	
Legal	8,899	
Licenses, registration fees	3,426	
Office supplies and expense	8,535	
Office cleaning and maintenance	315	
Postage	2,080	
Printing	1,070	
Professional services	7,800	
Rent	31,470	
Salaries - office	422,000	
Taxes - payroll	32,638	
Taxes and penalties - other	316	
Telephone, cable and internet	23,045	
Utilities - electric	2,506	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		$ 691,214

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2007

SCHEDULE 1 **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$373,986
Add back: Subordinated loans		322,751
Deduct: Non-allowable assets		
Investment in subsidiary	$588,736	
Cost of property and equipment	30,336	
Allowance for depreciation	(26,131)	
Prepaid expenses	1,484	
Accounts receivable - intercompany	-	594,425
Current capital		102,312
Deduct haircuts		-
Net allowable capital		102,312
Required capital		5,000
Excess net capital		$ 97,312

SCHEDULE 2 - **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3 - **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(C)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2007

Reconciliation of computation of net capital pursuant ot Rule 15C3-1 between audited statements and unaudited statements at December 31, 2007

	Audited	Un-audited	Difference
Total assets	$ 721,496	$ 718,805	$ 2,691
Less total liabilities	347,510	338,637	(8,873)
Net worth	373,986	380,168	(6,182)
Add subordinated loans	322,751	322,752	-
Adjusted net worth	696,737	702,920	(6,182)
Less non-allowable assets			
Investment in subsidiary	588,736	588,736	-
Furniture and fixtures	27,404	27,404	-
Office equipment	2,932	2,895	(37)
Accumulated depreciation	(26,131)	(28,005)	(1,874)
Prepaid expenses	1,484	690	794
Total non-allowable	594,425	591,720	2,705
Current capital	102,312	111,200	(8,888)
Less: haircuts	-	-	-
Net capital	102,312	111,200	(8,888)
Required net capital	5,000	5,000	-
Excess net capital	$ 97,312	$ 106,200	$ (8,888)

Explanations of differences:
The principal difference in total assets is due to adjustments to prepaid expenses and depreciation allowances.
The principal difference in total liabilities is due to adjustments to accrued expenses and accounts payable - trade.
Non allowable adjustments were due to changes in depreciation and prepaid expenses.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Beginning balances September 8, 1992 (inception)	-	$ -	$ -	$ -
Stocks issued:				
9/8/92	1,000,000	$ 100,000		$ -
3/29/93	1,000,000	100,000		
6/8/93	1,000,000	100,000		
9/17/93	1,000,000	100,000	$ -	$ -
Stock issued 1993	4,000,000	400,000	$ -	$ -
Balances December 31, 1993	4,000,000	$ 400,000	-	$ (17,512)
Stocks issued:				
1/28/94	80,000	8,000		
1/28/94	150,000	15,000		
1/28/94	40,000	4,000		
1/28/94	150,000	15,000		
1/28/94	150,000	15,000		
1/28/94	250,000	25,000		
3/16/94	180,000	18,000		
4/25/94	250,000	25,000		
6/28/94	250,000	25,000		
6/28/94	400,000	40,000		
11/14/94	113,701	11,370		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
12/31/94	200,000	20,000		
12/31/94	200,000	20,000		
12/31/94	47,037	4,704		
12/31/94	10,000	1,000		
12/31/94	42,170	4,217	-	-
Stocks issued 1994	2,617,908	261,791	-	-
Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2007

Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)
Stocks issued:				
2/16/95	500,000	50,000		
2/16/95	60,000	6,000		
3/1/95	250,000	25,000		
4/30/95	100,000	10,000		
5/26/95	14,571	1,457		
6/1/95	231,715	23,172		
8/1/95	25,000	2,500		
10/25/95	100,000	10,000		
12/31/95	70,000	7,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	70,000	7,000	-	-
Stocks issued 1995	1,601,286	160,129	$ -	-
Balances December 31, 1995	8,219,194	$ 821,920	-	$ (471,544)
Stock				
2/14/96	10,000	1,000		
11/14/96	200,000	20,000	-	-
Stocks issued 1996	210,000	21,000	-	-
Balances December 31, 1996	8,429,194	$ 842,920	$ -	$ (536,446)
Stocks issued:				
3/24/97	75,000	7,500		
10/13/97	50,000	5,000		
12/9/97	18,500	1,850	-	-
Stocks issued 1997	143,500	14,350	-	-
Balances December 31, 1997	8,572,694	$ 857,270	$ -	$ (575,326)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2007

Balances December 31, 1997	8,572,694	$	857,270	$	-	$	(575,326)
Stock issued:							
6/16/98	16,500		1,650				
6/22/98	20,000		2,000				
6/22/98	20,000		2,000				
8/31/98	200,000		20,000		110,000		
8/31/98	20,000		2,000				
8/31/98	70,000		7,000				
10/5/98	70,000		7,000		38,500		-
Stocks issued 1998	416,500		41,650		148,500		-
Balances December 31, 1998	8,989,194	$	898,920	$	148,500	$	(721,845)
Stocks issued 1999							
10/25/99	300,000		30,000		165,000		-
Stock issued 1999	300,000		30,000		165,000		-
Balances December 31, 1999	9,289,194	$	928,920	$	313,500	$	(729,114)
Stock issued 2000							
5/24/00	300,000		30,000		180,000		
Less treasury shares purchased 5/24/00 (Repurchase cost $140,000	(200,000)		-		-		-
Net stock issued 2000	100,000		30,000		180,000		-
Balances December 31, 2000	9,389,194	$	958,920	$	493,500	$	(739,733)
Stock issued 2001	-		-		-		-
Balances December 31, 2001	9,389,194	$	958,920	$	493,500	$	(726,802)
Stock issued 2002	-		-		-		-
Balances December 31, 2002	9,389,194	$	958,920	$	493,500	$	(793,783)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2007

Balances December 31, 2002	9,389,194	$ 958,920	$ 493,500	$ (793,783)
Stock issued 2003	-	-	-	-
Balances December 31, 2003	9,389,194	$ 958,920	$ 493,500	$ (793,783)
Stock issued 2004	-	-	-	-
Balances December 31, 2004	9,389,194	$ 958,920	$ 493,500	$ (819,769)
Stock issued 2005	-	-	-	-
Balances December 31, 2005	9,389,194	$ 958,920	$ 493,500	$ (846,337)
Stock issued 2006	-	-	-	-
Balances December 31, 2006	9,389,194	$ 958,920	$ 493,500	$ (906,781)
Stock issued 2007	-	-	-	-
Balances December 31, 2007	9,389,194	$ 958,920	$ 493,500	$ (938,434)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2007

The following subordinated liabilities to claims of general creditors have been approved by the NASD:

	Maturity Date		12/31/2007
Total loan payable		$	303,761
Subordinated accrued interest (note 1)			18,990
Total subordinated liabilities		$	322,751

Note (1): The Company requested permission to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

On September 28,2006, approval was received to extend the maturity date on the loan to September 30, 2009.

END

See accompanying notes.